Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 9 . 00 a . m . Singapore Time, on May 4 , 2022 . INTERNET – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. TRITERRAS, INC. Vote at the Meeting – If you plan to attend the virtual online Annual General Meeting, you will need your 12 digit control number to vote electronically at the Annual General Meeting. To attend: https://www.cstproxy.com/triterras/2021 MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS. Please mark like this X your votes 1 . The special resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the amendment of the Company’s amended and restated articles of association . 5 . The ordinary resolution as set out in Item 5 of the Notice of Annual General Meeting approving and ratifying in all respects the appointment and term of the current Directors . FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN 2 . The ordinary resolution as set out in Item 2 of the Notice of Annual General Meeting approving the re - election of Srinivas Koneru as a Class I Director of the Company for a three - year term . 6 . The ordinary resolution as set out in Item 6 of the Notice of Annual General Meeting approving the ratification of the appointment of WWC, P . C . as the FOR AGAINST ABSTAIN FOR AGAINST ABSTAIN Company’s independent registered public accounting firm. 3 . The ordinary resolution as set out in Item 3 of the Notice of Annual General Meeting approving the re - election of Jayapal Ramasamy as a Class I Director of the Company for a three - year term . FOR AGAINST ABSTAIN 7. The ordinary resolution as set out in Item 7 of the Notice of Annual General FOR AGAINST ABSTAIN Meeting approving the Proposed Subdivision. 4 . The ordinary resolution as set out in Item 4 of the Notice of Annual General Meeting approving the re - election of Kenneth Stratton as a Class I Director of the Company for a three - year term . FOR AGAINST ABSTAIN CONTROL NUMBER Signature Signature, if held jointly Date , 2022 Note: The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournments thereof. Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

TRITERRAS, INC.

(an exempted company with limited liability incorporated under the laws of the Cayman Islands)
("THE COMPANY")

I/We ____ (Name) of
____(address)
being the registered holder of______________ ordinary shares , par value US$0.0001 per share, of the Company, hereby appoint the Chairman of the Annual General Meeting or failing him/her ______________________________(Name) of
______________________________ (address) as
my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company to be held virtually at 9:00 a.m. (Singapore time) on 5 May 2022, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of the Company, of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.0001 per share, of the Company (the "Shares") to be exercised at the Annual General Meeting of the Company (the "AGM") to be held virtually at 9:00 a.m. Singapore Time on 5 May 2022, and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the "AGM Notice").

Only the holders of record of the Shares at the close of business on 24 March 2022 (the "Record Date") are entitled to notice of and to vote at the AGM. In respect of the matters requiring shareholders' vote at the AGM, each Share is entitled to one vote. The quorum of the AGM consists of the holders of a majority of the Shares being individuals present in person or by proxy and entitled to vote at the AGM. This Form of Proxy and the accompanying AGM Notice will be first sent to the shareholders of the Company on or about 4 April 2022.

The Shares represented by all properly executed proxies returned to CONTINENTAL STOCK TRANSFER & TRUST COMPANY, 1 STATE STREET FLOOR 30, NEW YORK CITY, N.Y. 10275-0741, UNITED STATES OF AMERICA will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion. The Company does not presently know of any other business that may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation a CONTINENTAL STOCK TRANSFER & TRUST COMPANY, 1 STATE STREET FLOOR 30, NEW YORK CITY, N.Y. 10275-0741, UNITED STATES OF AMERICA or (ii) by voting in person at the AGM.

FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED

If any proxy other than the Chairman of the Annual General Meeting is preferred, ***strike out the words "the Chairman of the Annual General Meeting or" and insert the name and address of the proxy desired in the space provided***. A shareholder may appoint one or more proxies to attend and vote in his stead. ***Any alteration made to this form of proxy must be initialled by the person(s) who sign(s) it.***

TO BE VALID, THIS FORM OF PROXY MUST BE COMPLETED, SIGNED AND RETURNED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY, 1 STATE STREET FLOOR 30, NEW YORK CITY, N.Y. 10275-0741, UNITED STATES OF AMERICA AS SOON AS POSSIBLE SO THAT IT IS RECEIVED BY THE COMPANY NO LATER THAN 9:00 AM SINGAPORE TIME ON 3 MAY 2022, BEING 48 HOURS BEFORE THE TIME OF THE AGM.

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Stockholders to be held virtually on 5 May 2022 (or any adjourned or postponed meeting thereof)

The Proxy Statement and our 2021 Annual Report to Stockholders are available at: https://www.cstproxy.com/triterras/2021

Continued, and to be marked, dated and signed on the reverse side.